September 26, 2006
By EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street
Washington, D.C. 20549
Attention:    Mr. Frank Wyman

Re:	Idenix Pharmaceuticals, Inc. Form 10-K for the Fiscal Year ended December 31, 2005 Filed March 16, 2006 File No. 000-49839
Ladies and Gentlemen:
The Company is submitting this correspondence in response to the letter dated September 13, 2006 (the “Letter”) from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant, to Jean-Pierre Sommadossi, Chairman and Chief Executive Officer of the Company. The responses are keyed to the headings and the numbering of the comments in the Letter.
Form 10-K for fiscal year ended December 31, 2005
Notes to the Consolidated Financial Statements
3. Novartis Relationship, page 81
1.	Please provide us in disclosure-type format the nature of events that will trigger the $500 million in additional license fees and milestone payments and the $357 million to selling shareholders.
Response: The events that will trigger the additional license fees and milestone payments are set forth in (i) the Development, License and Commercialization Agreement dated as of May 8, 2003 (the “Development Agreement”) by and among the Company, our subsidiary, Idenix (Cayman) Limited (“Idenix Cayman”) and Novartis Pharma AG (“Novartis”) and (ii) Amendment No. 3 to the Development, License and Commercialization Agreement effective as of February 27, 2006 (“Amendment No. 3”) by and among the Company, Idenix Cayman and Novartis. Subject to a request for confidential treatment of certain information contained therein, the Development Agreement was filed on December 15, 2003 as Exhibit 10.24 to the Company’s Registration Statement on Form S-1 (File Number 333-111157) (the “Registration Statement”), and Amendment No. 3 was filed on March 16, 2006 as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the

Securities and Exchange Commission
Division of Corporation Finance
September 26, 2006

“2005 Form 10-K”). The information for which confidential treatment was sought included the events, amounts and payment dates for the additional license fees and milestone payments. On July 21, 2004 pursuant to an Order Granting Confidential Treatment (the “Order”) dated July 21, 2004 (File No. 333-111157 — CF #14668), the Company’s request for confidential treatment of the information contained in the Development Agreement was granted through December 31, 2006. The request for confidential treatment of the information contained in Amendment No. 3 was granted through December 31, 2009 pursuant to letter dated August 3, 2006 (Internal CF# 18024).
As of March 16, 2006, the date the Company filed its 2005 Form 10-K, an aggregate of $525 million in license fees and milestones payments relating to valopicitabine was payable to the Company. After the filing of the 2005 Form 10-K, Novartis exercised its option to license valopicitabine. We disclosed the occurrence of this event and our receipt of the related $25 million license fee in the Quarterly Reports on Form 10-Q we have subsequently filed. In the future, to the extent material, as events that trigger payments occur, we anticipate disclosing such events and related payments.
The events that will trigger the payment of the $357 million to selling shareholders are set forth in the Stock Purchase Agreement dated as of March 21, 2003 (the “Stock Purchase Agreement”) by and among the Company, Novartis and the stockholders named therein. Subject to a request for confidential treatment of certain information contained therein, the Stock Purchase Agreement was filed on July 6, 2004 as Exhibit 10.27 to Amendment No. 3 to the Registration Statement. The information for which confidential treatment was sought included the events, amounts and payment dates relating to the potential payment of the additional $357 million to the selling shareholders. Pursuant to the Order, the Company’s request for confidential treatment of the information contained in the Stock Purchase Agreement was granted through March 21, 2006. On February 24, 2006, the Company filed a request for extend the confidential treatment period to March 21, 2009. The request to extend the confidential treatment is pending.
We do not believe that the information for which we were granted confidential information is material to an investor’s understanding of our company. Furthermore, this information is the type of information that we would not customarily release to the public, and we believe we would be competitively disadvantaged if this information were publicly available.
21.Collaborative Agreements and Contracts, page 98
2.	Please tell us where you disclose, or provide to us in disclosure-type format, information that quantifies the amount of royalties you will have to pay to University of Montpellier and the University of Cagliari upon commencing sale of any product developed. Also explain the impact of your ongoing litigation with the “1998 licensors,” which include CNRS, on your co-operative laboratory agreements with CNRS and the University of Montpellier.
Response: The royalties payable to the University of Montpellier are set forth in the Restated and Amended Cooperative Agreement between Idenix SARL, the University of Montpellier

Securities and Exchange Commission
Division of Corporation Finance
September 26, 2006

and the CNRS (the “Restated Co-operative Agreement”). Subject to a request for confidential treatment of certain information contained therein, the Restated Co-operative Agreement was filed on December 15, 2003 as Exhibit 10.14 to the Registration Statement. The information for which confidential treatment was sought included the rate of royalty payable. Pursuant to the Order, the Company’s request for confidential treatment of the information contained in the Restated Co-operative Agreement was granted through December 31, 2006.
The royalties payable to the University of Cagliari are set forth in the Agreement made by and between the Company, Idenix (SARL) and the Universita’ delgi Studi di Cagliari dated October 24, 2005 (the “Letter Agreement”). Subject to a request for confidential treatment of certain information contained therein, the Letter Agreement was filed on November 8, 2005 as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended September 30, 2005. The information for which confidential treatment was sought included the rate of royalty payable. The Company’s request for confidential treatment of the information contained in the Letter Agreement was granted through November 7, 2008.
We do not believe that the information for which we were granted confidential information is material to an investor’s understanding of our company. Furthermore, this information is the type of information that we would not customarily release to the public, and we believe we would be competitively disadvantaged if this information were publicly available.
The Company does not believe that the matters disputed by the University of Alabama at Birmingham and Emory University will have any effect on the Restated Co-operative Agreement or the technology licenses we have been granted pursuant to such agreement. This belief is based upon (i) our analysis of the patent continuation application filed by UABRF; (ii) the positions asserted by UABRF and Emory University in discussions in which we have engaged with them; and (iii) our discussions with the CNRS.
In connection with the response provided herein, the Company acknowledges that: (i) the Company is responsible for the accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone me at 617-995-9005 or Susan Murley of Wilmer Cutler Pickering Hale and Dorr LLP at 617-526-6832.
Very truly yours,
/s/ John F. Weidenbruch
John F. Weidenbruch
Executive Vice President, General Counsel

cc:	Jean-Pierre Sommadossi, Ph.D. Mr. David A. Arkowitz Susan W. Murley, Esq.